UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING


                             -------------------
                            |  SEC FILE NUMBER  |
                            |                   |
                            |     000-16791     |
                             -------------------

                             -------------------
                            |   CUSIP NUMBER    |
                            |                   |
                            |    852328301      |
                             -------------------


(Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form N-SAR

               For Period Ended:   December 31, 1997
                                   -------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                ---------------------------


 Read instruction (on back page) Before Preparing Form, Please Print or Type

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------


PART I.  REGISTRANT INFORMATION


                             Stacey's Buffet, Inc.
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable

                     12812 60th Street, North, Suite 200
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


                         Clearwater, Florida  33760
-------------------------------------------------------------------------------
City, State and Zip Code


PART II.  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following
should be completed.   (Check box if applicable.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [X] (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portions thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


attachement #1



PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Mike Kehoe                        (813)          507-0355
-------------------------------------    --------------------------------------
               (Name)                       (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
                                                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Press Release 2 and 3




                            Stacey's Buffet Inc.
------------------------------------------------------------------------------
                (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1998               By: /s/ PETER J. HURLEY
      -------------------------        ---------------------------------------
                                           Peter J. Hurley, President, CEO,
                                           Chairman of the Board of Directors


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b.25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report with the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ([SECTION] 232.201 or [SECTION] 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ([SECTION] 232.13(b) of this chapter).




Attachment 1.

Form 12b-25

Part III-Narative

Stacey's Buffet, Inc. (the "Company") recently terminated payments under its Severance and Noncompetition Agreement with the Marrier Group, Inc., of which Stephen J. Marrier, a current director and the former chief executive officer of the Company is an employee. That Agreement, which was based on a since terminated alliance with a third party corporation (see attached press release), had provided for the payment to the Marrier Group, Inc. of $1,000,000 in the form of 96 biweekly installments of $10,417.

On March 31, 1998, the Company received a letter from the Marrier Group's attorneys threatening a collection action. The Company did not file its Form 10-K with the Securities and Exchange Commission on March 31, 1998 because it needed time to address the materially of the threatened action.


Attachment 2.


STACEY'S Buffet Inc.                                        (813) 507-0335
                                                        FAX (813) 507-0345
--------------------------------------------------------------------------
                                                   12812 60th Street North
                                                                Suite #200
                                                      Clearwater, FL 33760

FOR IMMEDIATE RELEASE                        SYMBOL:  SBUF
Monday March 16, 1998                        TRADED:  NASDAQ/SMALLCAP

STACEY'S BUFFET, INC. ANNOUNCES 1997 LOSS
AND NASDAQ SMALLCAP DELISTING

      Clearwater, Florida, March 16, 1998--Stacey's Buffet, Inc. (NASDAQ:
SBUF) announced today that it anticipates reporting a net loss of approximately $16.6 million or ($6.65) per share for the fiscal year ended December 31, 1997 versus a net loss of $1.6 million or $(.63) per share last year. The 1997 loss includes $8.0 million from a write down of assets pursuant to the Financial Accounting Standard Board's Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
Assets to be Disposed of", $3.2 million to increase the reserve for store closings, and $1.1 million for severance for executives who have left the Company. The Company also incurred a loss of $.3 million from restaurant operations, general and administrative charges of $3.7 million (net of severance) and amortization of goodwill expense of $.5 million. Other income in 1997 was $.1 million. By comparison in 1996, the Company reported a net loss of $1.6 million which included a $.2 million provision to the reserve for store closings. During that period, the Company realized a profit of $1.0 million in restaurant operations, General and Administrative charges of $2.3 million and amortization of goodwill expense of $.5 million. Other income in 1996 was $.4 million.

      Peter J. Hurley, Chairman, President and CEO of Stacey's stated that "while we are extremely disappointed with these results, we are continuing to seek out one or more relationships with other companies to replace the Star Buffet alliance which was terminated last month". Mr. Hurley continued "Our food quality and store operations have not been impaired as our vendors and landlords are aware of our situation and continue to support Stacey's Buffet while we search for longer terms solutions".

     In additional news, the Company has been notified by NASDAQ that it does not comply with the NASDAQ's new requirements which became effective on February 23, 1998. As a result, the Company's securities will be delisted from the NASDAQ SmallCap market effective upon the close of business March 16, 1998. The Company anticipates that its securities will be traded on the OTC bulletin board and that the stock symbol will remain as SBUF.

      Stacey's Buffet currently operates 15 family-style buffet restaurants in Florida, New York, New Jersey, Pennsylvania, and licenses one additional store in the State of Florida.

      For additional information, please contact:

                            Stacey's Buffet, Inc.
                           (813) 507-0335 ext. 12


Attachment 3.


STACEY'S Buffet Inc.                                        (813) 507-0335
                                                        FAX (813) 507-0345
--------------------------------------------------------------------------
                                                   12812 60th Street North
                                                                Suite #200
                                                      Clearwater, FL 33760

FOR IMMEDIATE RELEASE                        SYMBOL:  SBUF
Tuesday, February 17, 1998                   TRADED:  NASDAQ/SMALLCAP

      CLEARWATER, FLORIDA, February 17, 1998 - Stacey's Buffet, Inc. (Nasdaq: SBUF) today announced the sale to Star Buffet, Inc. of Salt Lake City, Utah, of three Stacey's Buffet restaurants. Proceeds from the $1,100,000 transaction were used to repay $710,000 of loans that Stacey's had previously received from Star, and $390,000 of fees and expenses charged to Stacey's by Star pursuant to the Stacey's/Star strategic alliance announced in October 1997. In addition, Stacey's announced the termination of that strategic alliance.

      Stacey's also announced the resignations of Robert Wheaton and Theodore Abajian from Stacey's Board of Directors, and Mr. Wheaton's resignation as Chief Executive Officer of Stacey's. Messrs. Wheaton and Abajian are the Chief Executive and Chief Financial Officer, respectively, of Star, and their nominations to the Board of Directors of Stacey's had been pat of the Stacey's/Star strategic alliance.

      Peter J. Hurley, a member of Stacey's Board of Directors, has been elected the interim Chief Executive officer of Stacey's while Stacey's undertakes a search for a permanent successor. Mr. Hurley stated that; "Stacey's Buffet is also undertaking steps to develop one or more relationships with other companies to reposition Stacey's to maximize shareholder value."

      Stacey's Buffet currently operates 16 family-style buffet restaurants in Florida, New Jersey and Pennsylvania and licenses one additional store in the State of Florida.

      For additional information, please contact:

                                Maureen Jack
                            Stacey's Buffet Inc.
                          (813) 507-0335, ext. #12